UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC
(Name of Subject Company (Issuer))

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC
(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Marie Noble
SkyBridge Capital II, LLC
527 Madison Avenue, 16th Floor
New York, NY 10022
(212) 485-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Nathan J. Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
(212) 848-4000

September 24, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	(a) $181,906,955.50	Amount of Filing Fee:	(b) $12,969.97

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $12,969.97
Form or Registration No.:  Schedule TO, Registration No. 005-79005
Filing Party:  SkyBridge Multi-Adviser Hedge Fund Portfolios LLC
Date Filed:  September 24, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 24, 2010 by SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”) in connection with an offer by the Company to purchase up to 25% of its outstanding Shares from the members of the Company on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit B to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 12:00 midnight, New York time, on October 25, 2010.

2. 11,814.46 Shares of Multi-Strategy Series G were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Company in accordance with the terms of the Offer.

3. The Valuation Date for the Shares tendered was December 31, 2010.

4. Payment of the repurchase price was made in the form of a promissory note issued to each member whose tendered Shares were accepted for repurchase by the Company. On or about January 31, 2011 the Company paid such members of Multi-Strategy Series G $12,094,531.75 collectively, representing 95% of the cumulative amount payable under the promissory notes and the remaining $636,554.30, representing 5% of the cumulative amount payable under the promissory notes, was paid on March 10, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

By:	/s/ Raymond Nolte
	Name:	Raymond Nolte
	Title:	President and Director

March 15, 2011